Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: May 25, 2023

Complete Solaria 1Q & Business Update Call Transcript

May 23, 2023

Will Anderson, CEO - Complete Solaria:

Let’s get started.

Welcome everybody to the Complete Solaria First Quarter Business Update. I’m pleased to be joined today with Adam Gishen, CEO of Freedom Acquisition Corp, and my CFO Brian Wuebbels. Today, we’re going to walk you through our first quarter and update you on the progress for our SPAC transaction.

So, for the agenda today, we’d like to begin with a few announcements that we believe will be exciting for prospective investors and for all of you to hear today, as well as go into a discussion about the business. We’ll review some differentiating attributes of Complete Solaria that are important to consider as we’re approaching our deSPAC, things that are setting us apart, and our path to near term profitability. And Brian Wuebbels will walk us through that. And then finally, we’ll wrap up with an update on the progress of the transaction from Adam, and then I will take Q&A.

So, start with our announcements. First, I am very happy to share with you that we are in the final steps towards closing the deSPAC transaction. Over the last several months, we’ve gone through all of our public company standard audits and completed all of the necessary pre-work for submitting our S4 to the SEC. We’ve gone through a few rounds of comments from the SEC and on our last submission, the SEC came back with no further comments. So, at this point, we are submitting our Q1 financials to the SEC, and we hope to go effective with the S4 very shortly, which means shortly thereafter we’ll be closing the deSPAC transaction.

Through the audit process, we made some adjustments to how we’re accounting for revenue and we’ll share that with you here today. Essentially, there’s a loan fee associated with some of our projects and that’s included in the contract that had previously been accounted for in our revenue. We have under the guidance of our auditors removed that and are now reporting a net revenue number without those loan fees included. So that’s going to have some adjustments to some of our financials. All of the financials that you see today will be showing that new revenue standard. So, we want to make you aware of that and we’ll walk you through what the impact of that is or how to view that in our financials.

Considering that, we’ve also provided new guidance or financial outlook for 2023, and Brian will walk us through that. But on a very positive note, we’re nearly doubling our revenue this year and will be profitable at the end of the year. So that’s the exciting feature that we’d like to emphasize today.

And then finally, recognizing that the market has, our market comps have come down, we’ve decided to make a valuation adjustment to the previously announced valuation on the deal. And the purpose of this is to bring the valuation down to make it highly attractive to the investment community and to make sure that we raise the capital that is going to make us successful. So, we’re actually excited about this development because we believe that we are setting a valuation that will attract that capital, and its demonstration of our commitment to the success of this transaction, which again, we expect to close in the very short number of weeks ahead of us.

With that, I’d like to now begin to go through the differentiating attributes of the company and provide you additional updates on who Complete Solaria is and why we’re different. So, to begin with, just from an overview, we provide a unique offering to the market. We’re the only company that provides an end-to-end solution that starts with hardware and goes all the way through construction of the project and long-term management of the customer. But we do so with a unique model that is not burdened with what true vertical integration typically experiences, and we’ll go into that in detail.

We’re growing rapidly, this is a growth story. And we’re growing at a time when the rest of the market seems to be stagnating. So, I want to emphasize that point. The reasons for that market stagnation have been issues in California with changing net metering, tariff rates,—we’re actually doing well there. As well as rising interest rates, making the cost of borrowing to fund solar projects more expensive, but we also have a response to that, and that’s being buffered by growth in Europe. And so I will highlight those opportunities as well. And then finally, as I said, looking forward to the end of this year. We are not just a high growth company, but we’re growing into profitability.

So, to begin on the offering, our mission is to provide innovative end-to-end solar energy solutions and an exceptional customer experience. I want to focus on the end-to-end element, but to highlight that it is all in the name of delivering a better solution to the customer. It all starts with our premium solar modules. We are one of the only differentiated solar module brands in the market, and our installers and customers love the look, the aesthetics, and the higher power wattage of our products. Additionally, we have software solutions that aids in the sale and design of solar solutions, and it makes it easy for anyone to be able to sell solar. This allows us to maintain a model of enabling third party authorized resellers, which we call sales partners. Who go out into the market and promote our products to homeowners and sign homeowners to a contract under the Complete Solaria brand.

We offer finance products to our homeowners through third party finance providers. These are both loans and PPAs, which we’ll talk about as being critical to making sure that we have a dynamic offering in a time of rising interest rates and where there are questions about affordability.

Finally, we deploy our solar installations through a network of installers across the country. Our model allows us to be nimble and dynamic and to utilize third party resources in a highly efficient way. Most importantly, we manage the customer and their long-term expectations. We’re the ones that are responsible for making sure that they receive the power that they have contracted for and that over the life of their system, that they have a single source that they can call for any of their solar needs. And also importantly, we are there to help them through their energy transition as they upgrade other products, whether it be electrifying their transportation or electrifying their home with replacing furnaces, hot water heaters and other products that will have an opportunity to market to those customers in the future.

The way that we are able to manage that end-to-end experience is by controlling all of the parts of the value chain, but as I said earlier, without having to own every part of the value chain. We’re able to operate in an asset light manner, which makes us nimble and scalable, but still maintain control over the process. This slide demonstrates the value chain which we break up into upstream versus downstream. Upstream being manufacturing of products, manufacturing and design. Downstream being the deployment of those products actually into the hands of the consumers and onto the roofs of homeowners.

To explain exactly how to think about each of the players and the activities at each link of the value chain, the dark green bars represent activities that we do internally. Activities that we own, and assets that we own. So, for example, in our upstream part of our value chain, the Solaria solar products, the solar panels that we sell, we design those solar panels. We own all of the IP, we perform all of the R&D, but to manufacture it, we work with contract manufacturing as well as distributors to get it out into the marketplace. By doing so, we do not need to own large-scale manufacturing facilities, but we can actually benefit from other manufacturers who are operating at scale and authorize them to produce our solar panels for us.

In the downstream phase of the value chain, we also sell directly to homeowners through our third-party resellers and control that experience. We provide them software, financing solutions and the ability to very simply and easily contract the customer on a Complete Solaria contract, but then we take over the process for project development and ensuring that the installation goes smoothly. And we do this by conducting the engineering, the procurement, all of the processing with the finance organizations, the utility, et cetera, in-house, which are highly scalable activities. But then on the day of construction, we engage a third-party installer to go out and build that system.

And finally, we work with finance companies, but we provide all of our own software and development for both internal fulfillment as well as consumer and software. And this makes us different from the rest of the market. In the rest of the market, you can see typically companies are either an upstream manufacturer of the hardware products or a downstream company that sells and/or installs products or provides services to the overall industry. We operate throughout the value chain with very careful and strategic selection of what we own, versus what we partner, but we make sure to tie it all together with our software and solutions in order to ensure that there’s a smooth, consistent process for the homeowners.

Finally, I want to emphasize that we are beginning to see the benefits of the merger of Complete Solar and Solaria. We were able to assemble this end-to-end solution by bringing together these two companies and forming Complete Solaria. That merger completed in November of last year and I’m very happy to announce that the integration is going very well. The management teams have fully integrated and we have integrated many of the facets of our sales and operations.

The key contributions from each of the companies includes from Solaria, the differentiated solar panel that I mentioned before, which historically has been sold to installers across the US and Europe. The green bubbles on the screen here represent the number of solar installers in each state that purchase Solaria solar panels. They’re very loyal to the Solaria brand, but we saw an opportunity to help them gain more value by purchasing more of their solar panels from Solaria by being able to bundle the hardware along with our software and services and finance products that Complete Solar has developed over its business life.

But additionally, the yellow states on the map here represent the areas where Complete Solar has traditionally operated. It’s not a national scale footprint, but a big opportunity is to be able to leverage the presence of the Solaria solar installers to be able to sell products in those states that are gray and have them installed and fulfilled and executed by the Solaria Pro Partners. And we’ll show you in a minute where that’s actually starting to come to be. But just as one of the highlights, we’ve been able to open New Hampshire as a brand-new market just in the last few weeks on the strength of the Solaria Pro Partner presence in that state.

The next key point that I want to really emphasize, as I had said earlier that this is a growth story. So, our growth is accelerating. As you can see, the last two quarters here we show in the yellow bars—the last two quarters, Q4 and Q1 compared to their previous comparable period from a year earlier. Q4 ‘22 was a growth quarter compared to Q4 of ‘21, but Q1 of ‘23 compared to Q1 of ‘22 was a much more rapid growth quarter for us. And understand these are typically down quarters for the solar industry and we’ve been accelerating our growth through these periods.

The realization of the merger synergies is most evident and highlighted in a couple of case studies. So, as I said, we’ve launched our complete solar direct to consumer opportunities in New Hampshire where we were already selling solar panels to installers. Now we’re able to sell directly to homeowners in that state and have them installed by the Solaria pro partners. In just the first month, we expect to complete $2 million dollars of bookings.

Additionally, we install solar for retail and small commercial locations, and we’ve been able to expand what is now a national partnership in order to be able to install solar in states where we hadn’t previously. So, for example, with Starbucks, we’ve installed on 50 of their stores across the areas in the yellow states from the previous slide. But now we’ve also been able to install new projects in Ohio and New Mexico where we didn’t previously operate and can offer our services throughout the rest of the 50 states because of the Solaria merger. This is helping us to grow our business.

But in addition to growing our business, there are a number of issues that have been brought up by many on this call and others questions around net metering, rising interest rates, how we’re dealing with that, and how we can position ourselves to be able to face some of the near-term headwinds in the industry. So, starting with the expiration of the net energy metering program in California. California is our home base, that’s where we have the strongest market share and the strongest performance. And as expected as the NEM 2.0 deadline approached, there was a big run up in new contracts, and that’s not just for us, but for all solar companies, experienced a real spike in new contracts and that’s because everybody emptied out their pipelines and their lead funnels. And then, the market has been forecasting an easily anticipated drop in new sales after that.

We experienced that drop as you can see in this chart for about two weeks and then immediately bounced back and we’re actually back on the same growth trajectory that we were before the volatility introduced by the NEM 2.0 expiration. So, we are seeing continued growth above and beyond where we were at the earlier part of this year in California under the new net metering. And a big part of that is simply that we’re taking market share. The rest of the market in California is still down, but we are taking share in California because we understand the market and our approach to making sure that we’re delivering a value proposition to homeowners that they can still understand and sign up to. And we’re seeing the results of that.

Outside of California, a key concern has been the rate at which interest rates have been increasing, and indeed the cost of borrowing and the cost of going solar has gone up. But I want to emphasize, so has the cost of energy, and the cost of energy long term is going to continue to go up while the cost of solar is going to continue to come down, interest rates notwithstanding. However, to be able to manage through this effectively, it’s critical to have multiple sources of consumer financing, and the ability to dynamically switch between finance products and offer whichever product delivers the most value to a homeowner. And I’m happy to report that whereas in just in Q4 of ‘22, our predominant financial product were loan products through our lending partners. But as the cost of those loans continued to go up, we ended up seeing much greater demand for our PPA products where we partner with strong PPA providers in order to be able to promote that as a product to our customers. And so in Q1, we went from having a majority of loan originations, to our highest origination coming from PPAs.

The point that I want to really emphasize here is that home solar still, and will continue to be, a better option than buying power from the utilities. And it just takes the right company to be able to promote that to a homeowner in a way that they can understand, and that company is Complete Solaria.

The last point in terms of enabling us to be able to manage through domestic headwinds is the fact that we sell in Europe and we’re experiencing very strong growth there. We expect our revenue to more than double in Europe compared to last year. That is based on a granted relatively low base. However, the expansion that is happening currently in Europe is very exciting, and I want to emphasize that that is also a primary contributor to our resilience with respect to challenges that might be happening in the domestic market on a temporary basis.

Finally, we have a healthy backlog that we’re building through that is going to help ensure that we will meet our very aggressive revenue targets, which considering the backlog and the opportunities to continue to grow in California, those targets become much less aggressive. So just in the systems sales, which is the direct to consumers, we’ve already accounted for $68 million dollars of both revenue and contributing backlog. Similarly, on the modules business, in Q1 revenue plus backlog, we have a healthy start to our year, and our new sales and new initiatives are going to be very much achievable for the back half of the year.

Lastly, as an opportunity, there still is a lot of work going into trying to define exactly how the various manufacturing and incentives through the IRA are going to be managed in the rules associated with those. But certainly, we are in a position to be able to take advantage of domestic manufacturing credits as well as of course the expanded tax credits to our customers. My main point here is that we are very actively looking at opportunities to be able to bring manufacturing to the United States with a partner. So still maintaining our asset light strategy, but being able to take advantage of the 45X advanced production credit, as well as manufacturing credits that are available.

So now I’d like to turn over to Brian Wuebbels, our CFO to go through our path to profitability and our outlook for the rest of the year.

Brian Wuebbels, CEO - Complete Solaria:

Yeah, thanks Will, and good morning everybody. And let’s talk about our near-term path to profitability.

So, if we go to the next page. We’ll start that path with Q1. So as Will had mentioned earlier for Q1, we ended up at $38.2 million dollars worth of sales. Our investor plan was $41 million. And as Will had shown, that $38 million was up almost 10% or actually was more than 10% versus our revenue in Q4. So excellent growth in the business.

On the gross margin side, we ended up at 18% gross margin for Q1, which was slightly lower than our run rate average had been. Three key contributors to that, which we’ll talk about on the next page as to what we’re doing to resolve that, and what the path forward is. So, the first one is in Q1 we did have some prior generation modules. We are moving to the next generation that we are currently shipping. And so we wanted to ensure that we had moved all of that inventory prior to Q1 closing.

The second one is, clearly there are indications in the market that the BOM costs are coming down both in modules, microinverters, and other products. We just didn’t see those as aggressively as we had expected in Q1. We are seeing those as we head into Q2 with the new projects that we’re doing.

And then the last piece is, as Will showed, we’re seeing tremendous growth in markets outside of California. That’s a catalyst for our business. And as we move into these new markets, we are seeing some inefficiencies in scaling up those markets. Nothing that’s unexpected, but as we go through the year, we fully expect and we’ll show you the path on the next page, that we will address those inefficiencies as we scale more aggressively, and we’ll return back to traditional levels of margin, which we’ll show you on the next page. So why don’t we go to the next page, Will.

So, here’s the path. So, in Q1 we ended at minus $12 million of net income. And as a reminder on all these numbers, these are non-GAAP numbers. We have the GAAP to non-GAAP reconciliations in the appendix that can show what adjustments that we made. Primarily, the adjustments were made for basically the public company readiness and S4 related items. And we removed those in order to show a clear operating performance of the business in Q1 and in FY ‘22.

So, the first area, as Will had showed, we’re going to grow the business to $216 million this year, and we’ll show you that on detail on the next page. That adds 5 million worth of net income on the profit side, as we’ll end up Q4 at $80 million dollars worth of sales, which is double of where we ended Q1.

The second big driver for our improvements throughout the year is our BOM cost reductions for lower modules and other components in our systems. And we are seeing those already in the first two months of Q2, and we expect that to continue through the back half of the year, and contribute another $4 million.

As we introduce new products on the module business, the PowerX+ product, as well as the Power XT product later in the year, we are going to see margin improvements in each of those products, and that will contribute another $3 million. We are continuing to make investments in the business as we grow the business and open up new markets. We are investing in OpEx.

And then the last piece is, as we go public, we are looking to refinance our subsidiary debt that was legacy as part of the pre-acquisition capital structures, and we expect that to show benefit in reduction of interest expenses we go through the year.

So, this is how we go from Q1 to ending the year at a breakeven on a non-GAAP basis for profitability. Go to the next page.

So, here’s the new model. And as Will mentioned earlier, these numbers now reflect the revenue as reported, what you will see, which is excluding the loan fees that you may have seen in the analyst day or in the previous investor presentation. And that’s due to the accounting adjustment that we’ve agreed to with our auditors. So, on a proforma basis, that means we ended ‘22 at $114 million, and we are taking that up to $216 million at the end of the year. And as you can see, we go from $38 million up to $80 million in revenue. The real catalyst behind that growth is the systems business. The systems business, as Will had mentioned earlier, we are seeing growth. We do have the backlog that we are working on. We are opening up new states, and we do see that sales progress continuing in the business and that’s really the catalyst for the growth in the business.

On the gross margin side, you can see that we expect to return to our historical averages on the systems business in Q2 as we see the benefits of those cost reductions on modules and other equipment costs coming through, as well as the benefits from scale. As you can see, the revenue of the systems business is up significantly in Q2 versus Q1, and we expect those benefits to accrue to the bottom line. And last, the net income, as I mentioned on the previous slide, we are working to refinance the subsidiary debt that we expect to be completed at around the de-SPAC and that will generate interest expense reduction for the business as we go through the year. And last but not least, we will return, we will bring this business to profitability at breakeven in Q4 of ‘23.

So that’s the look that I have from a financial perspective. And with that, I will turn it back over to Adam who will take you through the update of the transaction.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, thank you very much Brian. A pleasure to be with you again.

If we can move to the next slide. So here we have a snapshot really of the multiples then and now. And what I mean by that is that when we announced the initial transaction back in October 2022 with the business combination, you can see in the dark blue bars and in the dark orange bars where the multiples were for the peer group, both downstream and upstream at that point. Obviously, we’ve had a very difficult market since that point and the multiples have contracted to the most part, not everybody, but most multiples have contracted quite significantly. And we are very sensitive to that as a company and as a sponsor team. And so, what we’ve done here is we have taken the opportunity really to provide a platform through a valuation adjustment to really set the company up to raise some growth equity at these levels and to provide a platform which is an exceptional opportunity, we believe, for people to come in and put new money to work in this growth opportunity.

So, you can see at the top of the page here in the bubbles, the share price downward adjustment since announcement to now. And for Complete Solaria, we have also taken the decision to cut from $450 million in the pre-existing transaction down to $225. So that will be the pre-money going public valuation at which the company have agreed, which we think is an excellent result. And sets, as I say, the company up to raise some real growth capital here over the next few weeks as we come to conclusion.

Here you see the sources and uses, you can see the $225 million of pre-money value that I just mentioned, the cash that we’re looking to raise, convertible notes, which we have raised as part of our bridge round, takes us to a proforma equity value in the middle column of $436 million at $10 a share. And what that means in terms of multiples, if you take our $235 million of expected revenue for 2023, it puts us on an enterprise value 2023 revenue, multiple of 1.6 times, an enterprise value to 24 revenue, multiple of 0.9 times, and a next 12-month revenue multiple of 1.3 times.

We believe that these are very attractive multiples for what is a rapidly growing company. And I would also draw your attention to the right-hand chart here, where as a sponsor group, we are committing a very significant number of sponsor shares to be made available for new investors and investors in our trust to access those available sponsor shares in order to lower their effective entry price into the transaction. And we will be speaking to you over the next couple of weeks around how to access those sponsor shares in exchange for committed capital to the transaction.

Before I hand back to Will, just a note really on timeline and what we’ve achieved over the past few months here. As Will said, we signed the initial business combination in October last year. The market felt very different at that point. And as you can see, we’ve made of significant value adjustments over the course of the last few months. But in between there’s been a lot going on. The company have completed their merger that happened in November last year. So, the businesses are working as one, and have been working together for the last few months. And you can see the revenue synergies coming through. We have announced a $30 million bridge round, which concluded with the acquisition of bridge facility from John Doerr, which we put out an announcement where we were very happy with that. That facility is going to be increased in size to $40 million. So, there’s significant private capital raise, which has happened over the last few months.

We hosted a very successful analyst day back in February and we’ve been speaking to a lot of new research analysts to make sure that you know the company, that you’re comfortable with the company. The model here, we’re updating obviously our outlook for the rest of the year and the drivers for the outlook. So, we’ve done a lot of work on the IR and really the analyst side.

In terms of the SEC, Will mentioned it as well, we’ve gone through three rounds of comments with the SEC, with a pretty clean bill of health on the final round. We’re now going to resubmit to the SEC, including our Q1 financials for both the SPAC and the company. And we would expect to move forward as soon as we have received the all clear and the effectiveness sign off from the SEC.

So really we’re in a point right now where, you can see that there’s real value on the table here with a price adjustment. There’s a significant number of sponsor shares, which we have aligned with our colleagues at Complete Solaria to make sure that for new investors coming in, these are very attractive multiples and a very attractive story. And now we’re on the final stretch here in terms of the timeline.

So, with that, I hope that we can take some of your questions. I’ll just turn back to Will for any final wrap-ups and we will then move to Q and A.

Will Anderson, CEO - Complete Solaria:

Thank you, Adam.

So, the final points that I want to just really emphasize is, we’ve been able to successfully merge the companies and the integration is going well. We’re growing fast. We’re post audit adjusting our outlook, but it is still rapid growth at a time when other companies seem to be stagnating or struggling. And we’re doing well in the areas that are creating those headwinds. So, we’re cutting through the headwinds very effectively.

And lastly, hopefully it’s evident from the discussions about valuation and where we stand with respect to the De-SPAC that we are committed to a successful transaction. And a successful transaction is one that generates significant capital and provides momentum going into our deSPAC. And so that is the key to our success and continuing to fund our business plan and we’re highly confident in the opportunity to be successful there.

So, with that, we’ll be meeting with many of you separately, but would love to take your questions as well now. And I think, Adam, you’re curating those, so let’s hear it.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay. The suggestion here is that we just take down the slides for now and just have our faces and then we can refer to specific slides.

Okay. Thanks for the questions everyone. I’ll collate the questions. Please keep them coming in.

There’s a question here around module production. Will, in which countries are you contract manufacturing your modules? And I guess the implication is around any tariffs or any kind of potential future tariffs that are imposed. But there’s a question here around module production and specifically which countries.

Will Anderson, CEO - Complete Solaria:

Yeah, so currently we are still importing modules from primarily Southeast Asia and India. And so, India and Thailand are two primary countries where we are importing our Solaria branded modules. We don’t see any significant tariff risk on those current products that we’re bringing into the country and into Europe. And then it’s probably worth noting, as I touched on a slide during the discussion, that we are in discussions with several parties, exploratory only at this point still, regarding domesticating manufacturing with a partner so that we can take advantage of IRA incentives for domestic manufactured products.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, thank you.

Interesting question here around, could you talk about what type of PPA providers you have? And if the shift is driven more by the IRA, or the reduction in advanced rates from loan providers.

Will Anderson, CEO - Complete Solaria:

No, that’s a good question. And something that we didn’t really hit on is that the value of the PPA is enhanced from two different directions. One, the PPA is an effective way of being able to monetize the tax credit for the homeowner so that the homeowner doesn’t have to do it themselves, and it passes on the benefits through lower pricing. So an increase in tax credit, which happened with the IRA, increases the value that gets passed through to the homeowner. So that is a value creator. That’s also in fairness, the homeowner is able to recognize that same increase if they take out a loan and buy the solar themselves. But wherein that’s a bigger component of the value for a lot of homeowners, they’re not able to take full advantage of that tax credit or it’s a complicated thing for them to manage. So the PPA is valuable in that sense.

Additionally, however, the PPA pricing has not shifted as much with interest rates as loan prices. Loan prices tend to follow more short-term interest rate volatility, whereas PPAs are a little bit more steady. The cost of borrowing and the cost of money for PPAs has gone up, but not as quickly as it has for the loan products. And then the last thing that I’ll say is, because we are able to aggregate volume for our partners, that gives us some pricing benefit with those partners. So the types of partners that we work with are companies that value not just the volume, but the quality of products that we provide as we generate those originations.

So, all told together, that’s allowed us to be able to manage with multiple finance partners, opportunities to be able to generate loans and provide products to our customers that are high value and save them money versus their utility.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, thanks, Will.

There’s a question here around California. A little more commentary, a little more color around, who are you taking share from, you think in California, and exactly what is the value proposition driving those market share gains?

Will Anderson, CEO - Complete Solaria:

So the expiration of the net metering program is actually from a holistic viewpoint, unfortunate. Net metering simply said, you can go solar, stay connected to the grid, sometimes you produce more than you use, and if you do—a kilowatt-hour sent back to the grid, you’ll get a credit for that. At other times you use more than you produce, and so when you need to take a kilowatt-hour from the grid, then you’ll pay for it at a retail rate or offset the credit that you got for the production. So it’s a relatively simple one in one out exchange ratio that’s easy for consumers to understand and pretty easy to sell.

The new system credits exporting power to the grid at a lower rate than the cost of importing a kilowatt-hour to use in your home. And not only is it different, but those export rates differ dramatically by 15-minute increments across the year. So in certain times of the year, two rates are different than other times of year. Certain times of day, they’re different than other times of the day. In certain hours they’re different in 15 minute blocks and they are within that same hour.

So the net impact to that is it gets complicated in trying to present that to a homeowner. And it gets complicated in designing a system that’s going to effectively be able to balance when you’re sending power to the grid, and when you’re using power from your system, and when you’re importing power from the grid. It requires the addition of batteries in a much higher percentage of the time to be able to deliver maximum value to the homeowner. And the impact has simply been that smaller solar companies who may be less sophisticated in their approach to pitching the value proposition or being able to combine batteries with the solar, or being able to come up with the best configuration of system, they’re struggling. And that’s pretty unfortunate just from a industry perspective.

But for those companies like Complete Solaria who have been able to invest in determining how to present this information, modeling it in our software, which we have our Helio Quote quotation tool, which we’re able to model out savings for homeowners, this gives us an advantage in being able to sell against those companies that don’t have those advantages.

As one bright spot to those companies however, because of our third-party installation model, we are seeing growing opportunities, and are taking advantage of some of these opportunities, to bring those companies that are struggling to sell, but whose skillset is really in the construction phase of the business onto our platform to perform the construction for the systems that we’re selling.

So, we are taking share certainly and somewhat transforming the way I think the industry is going to market in a way that benefits us, but also creates a pretty broad tent for existing companies to work with us under that roof.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Yeah, thanks, Will.

And just a very quick follow-up on that, just to make sure I get it. There’s a question on whether we see, whether we have seen, kind of a pickup in attach rates for some of the ancillary products around NEM 3.0, thinking batteries, and chargers, and these type of things. Have you noticed a pickup in consumer demand for those products?

Will Anderson, CEO - Complete Solaria:

It’s still early, but like I said, we have already seen a return to standardized growth rates and new bookings. So, yes, we certainly have seen an increase in battery attachment rates.

Other products like EV charging, which is a product that home EV chargers that we’ve offered for some time, continues to grow but that’s really more, doesn’t really have much to do with the change in the net metering. That’s just really having to do with the increase in electric vehicles being sold into the market.

But yes, we’ve seen increasing attachment rates. Probably a little too early to say exactly what that looks like. But with that, there’s also the complication of installing the more complicated system. But we’re on top of it and seeing net ASPs grow as a result of having not just solar, but the charging as well.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, thanks, Will.

Brian, I may tap you for this one here. A question around the BOM cost reductions. If you can talk about how much was modules? How much was inverters? How do you feel about the outlook for the next couple of quarters in terms of those cost reduction for that hardware?

Brian Wuebbels, CEO - Complete Solaria:

Yeah, thanks, Adam, and thanks for the question.

Definitely on the BOM cost, the modules is the key driver. It is the number one cost item on that BOM, and we are seeing them today. You can see the market pricing. There’s public reports out there showing what gross margin levels module producers are willing to accept over the last several weeks, and that has come down sharply. And we’ve seen those pricing come down in line with those pricing curves that are publicly announced. So, that’s one benefit.

The second benefit that we see through as we go throughout the year is that, as Will had mentioned, I think what makes our model different is the ability to be open source, to plug in many different module equipment suppliers, different install partners, different sales partners. And we are not beholden to just one module manufacturer. So, our ability to move is very good because we control the designs.

The second piece of that is we are shifting and we see a shift towards more Solaria modules as we progress through the year. It’ll never be 100%, but we are seeing that percentage increase, and that is also good because we control those costs. We know what that cost curve looks like, and we know what that performance is going to be when we design those systems. So, those factors, number one, the market curve coming down, and we see it happening today. And two, our ability to design in, and our customers selecting Solaria modules, also gives us confidence that those BOM cost reductions are going to occur. So, that’s the biggest driver that we see on the BOM side.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, great.

Couple more questions here on hardware, and then, maybe we’ll shift to the software element.

Will, can you give us an update on the status of your IP around shingling technology? I believe you prevailed in a lawsuit against someone not so long ago. Any updates on patents and the shingling technology?

Will Anderson, CEO - Complete Solaria:

Yeah. Yeah, absolutely.

To be clear, the shingling technology that’s being referenced here is not solar shingles that go on a roof that look like solar shingles. This is shingling the solar cells on the solar panel, which allows us to cover all of the bus bars, the entire back sheet, eliminate any gaps or spaces in the solar panel, and create a much more aesthetically pleasing solar panel, as well as it puts more silicon per square inch or per square meter, however you want to measure that, on the solar panel itself, which gives us a power output advantage as well.

As the questioner mentioned, yes, we have prevailed in defending our IP around that. We hold over 250 patents regarding primarily the shingling technology and have a very strong IP position in the US in particular around that product.

So, we expect to launch a next generation power XT product that is our most premium shingled product in the US in Q4. And yeah, I think that answers the question.

So, we’re moving forward very rapidly. We have a new partner for producing that shingled product that we’re very, very happy with, and we’re seeing good progress towards being able to launch that next generation product at the end of Q4.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, thank you.

Just to complete on the hardware side here, just to expand on the 45X credits around domestic manufacturing, do you have any early views on how the credit would be split between you and the contract manufacturer?

Will Anderson, CEO - Complete Solaria:

So, we’re really looking for an opportunity to partner with somebody who’s going to come in and really be able to build out a facility in the US and cover the fixed costs. So, we’re not looking to make a large financial investment. Where we would bring the value is in…and we believe that we’ll have an edge in being able to secure those credits as some of them are going to be well oversubscribed. As a domestic company, we’re hopeful that we’ll have an edge in that respect and be able to help secure those funds for a joint venture partner.

Having said that, most of that benefit or cost reduction should go to the partner who’s covering most of the costs, which we’re again, hopeful that is not us. As it relates to the lowering of costs for the production credit, with the production credit: initial indications appear that we’ll be able to actually produce solar panels here in the US for less than we’re importing them from our current sources.

What that means is we’ll be able to provide an American-made solar panel at a lower cost that will have less time in transit, less working capital consumption. And ultimately, the cost benefit of that is going to mostly flow through to the customer. So, we’ll realize it in terms of having a lower cost basis and be able to lower our ASPs, which is just going to expand the market and increase our volume.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay, thank you very much.

There’s a question here around, as you see your closest, mainly downstream peers, how does your software give you an advantage, A, through your sales channel, and then, B, signing up the customer? How do you see your competitive advantage versus your major peers?

Will Anderson, CEO - Complete Solaria:

So, it’s a combination of the software and the support that we provide behind it.

An important feature of our partnership model is we make it easy for anyone to sell solar, whether it’s an EV dealership, or an HVAC contractor, or a roofer, or a home security company, anyone who wants to add solar as a product to their product portfolio and promote that to their customers, whether existing or new, can do so with a turnkey solution from Complete Solaria. And a key part of that is the software that they can use to take in customer information and receive an automated system design pricing, financial analysis, production analysis, and a proposal to be able to provide to the customers. That combined with our sales support feature, which is a sales desk open from 9:00 AM to 9:00 PM, open on weekends that give support to each of these functions. So, in doing so, that just gives us the advantage to be able to help people to contract with customers.

But even more important than that, once that customer is contracted, how are we delivering the product to the customer and keeping that sales channel informed as to progress and managing payments? That’s all handled on a backend system that we call HelioTrack, which is also an internally-developed internal IP that manages the project, manages the flow of capital from customer or finance partner into Complete Solaria, and then, back out to pay for sales commissions and install partners for the work that they’ve done. So, it’s a critical piece of IP to our business model that makes us effective and allows us to deliver that end-to-end solution without major friction points in the value chain.

Adam Gishen, CEO - Freedom Acquisition I Corp.:

Okay. That’s the end of the questions.

I’d like to thank you for a really good set of questions, Aaron, and thank you again for joining the call. It’s great to be able to update you regularly like this, and as you can see, we’re taking great care to make sure that at every point, we provide full transparency around earnings, around guidance, clearly around markets and the challenges there.

So, Will, any further or just last updates from you? But I take the opportunity to thank everyone here for dialing into the call and look forward to speaking with you over the next month or so as we firm up commitments.

Will Anderson, CEO - Complete Solaria:

Yeah, the last thing for me is just that again, the emphasis is on a successful de-SPAC transaction that brings capital into the business. We’ve positioned ourselves to be able to do that even as we’re continuing to grow and outpace the market. So, we’re really excited to be able to get that done and grateful for the time and attention given to our presentation today.

Thank you.

Forward Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Important Information and Where to Find It

This communication relates to proposed transactions involving Complete Solaria and Freedom. Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (the “SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria.

INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.